EARLYBIRDCAPITAL, INC.
366 Madison Avenue | 8th Floor
New York, NY 10017

September 29, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	DT Asia Investments Limited (the "Company") Registration Statement on Form S-1 (File No. 333-197187) ( the "Registration Statement")

Dear Mr. Reynolds:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of DT Asia Investments Limited, hereby advises that copies of the Preliminary Prospectus, dated September 23, 2014, were distributed on or about September 24, 2014, as follows:

57 to individual investors;

474 to FINRA members (which included 10 prospective underwriters and selected dealers); and

45 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated September 23, 2014, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.  We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours, EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: CEO